Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of:

•	our report dated April 30, 2013, except for Note 6, Note 15 and Note 26, as to which the date is September 11, 2013, with respect to the consolidated financial statements of ADS Waste Holdings, Inc. for the year ended December 31, 2012;

•	our report dated March 19, 2012, except for Note 11, as to which the date is July 20, 2012, with respect to the consolidated financial statements of Veolia ES Solid Waste, Inc. for the three years ended December 31, 2011;

in the Registration Statement (Form S-4 No. 333-191109) and related prospectus of ADS Waste Holdings, Inc for the registration of $550 million aggregate principal 8.25% Senior Notes due 2020.

/s/ Ernst & Young LLP

Jacksonville, FL
November 1, 2013